

Via U.S. Mail and Facsimile (713/309-4631)

June 3, 2011

Amanda K. Maki
Lead Counsel – Corporate & Securities
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 700
Houston, Texas 77010

      Re: **LyondellBasell Industries N.V.**
                  Amendment No. 3 to Registration Statement on Form S-1
                  Filed May 24, 2011
                  File No. 333-170130

Dear Ms. Maki:

      We have limited our review of your registration statement to the issue we have addressed in our comment.

Legal Opinion, Exhibit 5.1

1. Please revise section VI(D) of the legal opinion to include that the Company and "its creditors" have no right to require the holder of any share to pay it any additional amount.

      Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

                        Sincerely,

                        Pamela Long
                        Assistant Director